SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2015
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

3Q15 Earnings Release

São Paulo, November 11, 2015 - GOL Linhas Aéreas Inteligentes S.A. (BM&FBOVESPA: GOLL4 and NYSE: GOL), (S&P: B-, Fitch: B-, Moody’s: B3), the largest low-cost and best-fare airline in Latin America, announces today its consolidated results for the third quarter of 2015. All information is presented in accordance with International Financial Reporting Standards (IFRS) and in Brazilian Reais (R$), and all comparisons are with the third quarter of 2014 unless otherwise stated.

Quarter highlights

|The Company's net revenuereached R$2,489.6 millionin the quarter, an increase of 1.1%, and R$7,126.0 millionin 9M15, a decline of 2.9%, compared to the same periods in 2014.

|Ancillary and cargo revenuesreached R$306.7 million, an increase of 12.6%compared to 3Q14, representing 12.3%of total net revenues. International revenuesreached R$346.4 million, representing a 13.9%share of the total.

|GOL's domestic demandgrew by 1.8%in the quarter and 3.8%in 9M15. This had a positive effect on the load factorof domestic flights, which increased to 79.3%in 3Q15 (an increase of 1.0 p.p.) and 78.7%from January to September (an increase of 1.7 p.p.). During the quarter, the total load factorexpanded by 1.1 p.p.compared to the previous year, reaching 78.6%.

|Net RASKwas R$20.21in the quarter and total CASKwas R$20.13, an increase of 6.4%compared to 2014. CASK, excluding fuel, was up by 19.2%in the same comparison, mainly impacted by an increase of 55.5% in the price of the Dollar against the Real.

|The operating result (EBIT)was R$8.9 million, downR$143.1 million compared to 3Q14. Operating marginwas positive by0.4%in the quarter, resulting in a decline of5.8 p.p.due to the drop of the Brazilian economy activity and increased costs, mainly those denominated in US Dollars.

|EBITDARwas R$377.5 million, with a margin of 15.2%, a decrease of 3.6 p.p.compared to the same period of 2014. For 9M15 and the last twelve months, EBITDARwas R$937.1 millionand R$1,419.3 million, with margin of 13.2%and 14.4%, respectively.

|GOL recorded a net loss of R$2,133.6 millionin 3Q15, of which R$1,440.6 million, or 67.5%, are related to net monetary and exchange rate variations, mainly impacted by the mark to market valuation of the Company’s financial liabilities from the Dollar price of R$3.97, compared to R$3.10 in 2Q15 (a variation of 28.1%).

IR Contacts

Edmar Lopes

Eduardo Masson

Thiago Stanger

Vitor Ribeiro

ri@golnaweb.com.br

+55 (11) 2128-4700

Conference Calls
Thursday
November 12, 2015

Portuguese

10:00 a.m. (Brazil)

07:00 a.m. (US EST)

Phone: +55 (11) 2188 0155

Code: GOL

Replay: +55 (11) 2188 0400

Replay Code: GOL

English

11:30 a.m. (Brazil)

08:30 a.m. (US EST)

Phone: +1 (412) 317-6776

Code: GOL

Replay: +1(412)317 0088

Replay Code: 10064245

Live webcast

www.voegol.com.br/ri

|   GOL ended the third quarter of 2015 with a solid cash position of R$3,073.3 million, representing 31.2% of the last twelve months net revenue. This is one of the highest rates in the whole of the aviation industry and considers the capital increase of R$461.3 million and the issuance of a long term loan with third parties in the amount of US$300 million, with Delta Air Lines as the guarantor of the transaction.

1	GOL Linhas Aéreas Inteligentes S.A.

3Q15 Earnings Release

|   The Company announced new operating margin (EBIT) guidance for 2015, with the range of -2% to neutral, compared the guidance of between 2 to 5%. This new guidance reflects the strong currency volatility and the drop in the Brazilian economic activity, which increased GOL’s costs and expenses, as well as the lower passenger transportation revenue, a result of the change in the mix between leisure and corporate customers.

Message from Management

Dear shareholders,

Brazil’s current economic climate - with an increase in inflation, credit restriction and, above all, strong devaluation of the real – has had a direct impact on the commercial aviation sector and on our company.

Despite maintaining a positive operating income (EBIT) in the quarter, we have recorded an accounting loss of R$2,133.6 million due to the depreciation of the real and the resulting exchange rate variation of liabilities in US dollars.

The exchange rate is a variable that significantly affects our results, since about 50% of our operating expenses and 86.8% of our financial liabilities, including aircraft, are denominated in US dollars. In the quarter, the minimum and maximum dollar price rate raged between 37.3% and, for the average of the same period of 2014, the increase was even higher, at 55.5%.

Therefore, we are working with all of our focus on mitigating the consequences of this macro scenario on our activities. There are three major areas of action: exercising strong control over costs and expenses; seeking continuous evolution of our operational efficiency; and adjusting capacity with discipline, in order to reach maximum productivity and utilization of our aircraft. In addition, we are taking all measures to ensure a solid cash position.

Costs and expenses optimization

As an example of cost and expenses control initiatives and expected productivity gains, we highlight the new optimization processes and tools of our crew and airport team working schedule; our network; the review of  maintenance contracts, ramp, hospitality and corporate services in general; the redesign of the organizational structure by eliminating layers and the cancellation of new hires.

Network improvements to ensure maximum profitability

Our network is constantly improving and adjusting to the economies in which we operate. As a result, the flights to Miami and Orlando, in the United States, will only be operated seasonally from February 19, 2016. We have also studied the feasibility of continuing operations to Caracas, Venezuela, which are currently ongoing but at a reduced frequency to once a week.

We have also planned new destinations in Latin America, including Havana, in Cuba, and, as the example of the flights departing from Fortaleza and Natal to Buenos Aires, we studied new direct operations to Argentina’s capital departing from other Northeastern cities.

Maintaining our commitment to reduce 1% of the Company's domestic supply for 2015, we redesigned our network with frequencies adjustments, as well as launched new routes and flights departing from Congonhas Airport in São Paulo to the coastal cities of Salvador, Porto Seguro, Ilhéus and Florianópolis, which are in high demand during the summer. In addition, we expanded operations to Maringá, Londrina, and Presidente Prudente.

2	GOL Linhas Aéreas Inteligentes S.A.

3Q15 Earnings Release

For the High Season, we will operate direct flights from Santos Dumont Airport, in Rio de Janeiro, to Navegantes and Florianópolis, in the South of the country. More cities will also be connected to Porto Seguro with direct flights departing from Belo Horizonte, Rio de Janeiro and Brasília. From Campinas, we will have operations to Natal, Fortaleza, Salvador, Recife and Maceió.

Fleet reduction

Considering the adjustments in our capacity previously disclosed and always monitoring the efficient management of our standard fleet of Boeing 737-700 and 800 NG, we have negotiated with our supplier the flexibility in the delivery schedule of the next two years. Therefore, instead of fifteen Boeing 737-800 NG scheduled to be delivered in 2016 and 2017, we will add four aircraft to our fleet in the period. In addition, as we have already done in recent years, we will sublease 12 aircraft in 2016 to foreign airlines during our low season – compared to 7 in 2015.

All these initiatives, that are already being incorporated, helped us reached a net revenue of R$2,489.6 million in 3Q15, an increase of 1.1% compared to 3Q14. The results also benefited from our efforts to increase the representation of ancillary and cargo revenues on total revenue. Today, they already account for 12.3% of GOL's total revenue.

Strong liquidity position

Anticipating the effects of the economy on our operations and in order to maintain our strong liquidity position and the continuation of projects, we have completed major financial transactions in the quarter. They were: the capital increase of R$461.3 million, held mainly by our controlling shareholder and by Delta Air Lines; the issuance of a long term loan with third parties amounting to US$300 million, with Delta as the guarantor. Adding these two transactions to the figures that we had in the previous period, we have reached R$3,073.3 million in cash in 3Q15, representing 31.2% of our net revenue in the last twelve months. Apart from these, we held the issuance of the 6th series of debentures, amounting to R$1,050.0 million, maturing 2019, with total resources used exclusively for the early redemption of the 4th and 5th issuances which had maturities in 2017 and 2018.

2015 guidance review

I would also like to announce a new operating margin (EBIT) guidance for 2015, with the range of -2% to neutral, since the earlier range was between +2% and +5%. The review reflects the Brazilian economic scenario already described above, which produced an impact on GOL’s costs and expenses, and on passenger transportation revenues, which mix of leisure and corporate customers has changed.

Our Team of Eagles is devoting all their energy in performing this solid strategy to overcome the challenges of the current economic scenario. I have total confidence in our people and believe that the initiatives announced here and in other studies will lead us to overcome these challenges with security and liquidity, ensuring our strength, and leaving us ready to resume our path of success and achievements.

Paulo Sérgio Kakinoff

CEO of GOL Linhas Aéreas Inteligentes S.A.

3	GOL Linhas Aéreas Inteligentes S.A.

3Q15 Earnings Release

Operating and financial indicators

Traffic Data - GOL	3Q15	3Q14	% Var.	9M15	9M14	% Var.
RPK GOL – Total	9,684	9,459	2.4%	28,970	27,732	4.5%
RPK GOL - Domestic	8,442	8,289	1.8%	25,487	24,550	3.8%
RPK GOL - International	1,243	1,170	6.3%	3,484	3,182	9.5%
ASK GOL – Total	12,321	12,201	1.0%	37,226	36,348	2.4%
ASK GOL – Domestic	10,651	10,587	0.6%	32,378	31,876	1.6%
ASK GOL - International	1,672	1,614	3.6%	4,848	4,472	8.4%
GOL Load Factor - Total	78.6%	77.5%	1.1 p.p	77.8%	76.3%	1.5 p.p
GOL Load Factor - Domestic	79.3%	78.3%	1.0 p.p	78.7%	77.0%	1.7 p.p
GOL Load Factor - International	74.4%	72.5%	1.9 p.p	71.9%	71.2%	0.7 p.p
Operational Data	3Q15	3Q14	% Var.	9M15	9M14	% Var.
Revenue Passengers - Pax on board ('000)	9,775.1	9,977.8	-2.0%	29,284.3	29,039.4	0.8%
Aircraft Utilization (Block Hours/Day)	11.2	11.4	-1.5%	11.3	11.3	0.1%
Departures	78.578	79,853	-1.6%	236,525	234,252	1.0%
Average Stage Length (km)	936	903	3.6%	933	905	3.1%
Fuel consumption (mm liters)	387	380	1.7%	1,160	1,130	2.7%
Full-time employees at period end	16,702	16,354	2.1%	16,702	16,354	2.1%
Average Operating Fleet	128	125	2.6%	128	125	2.4%
Financial Data	3Q15	3Q14	% Var.	9M15	9M14	% Var.
Net YIELD (R$ cents)	22.54	23.15	-2.6%	21.60	23.82	-9.3%
Net PRASK (R$ cents)	17.72	17.94	-1.3%	16.81	18.17	-7.5%
Net RASK (R$ cents)	20.21	20.18	0.1%	19.14	20.18	-5.2%
CASK (R$ cents)	20.13	18.92	6.4%	19.37	19.26	0.6%
CASK ex-fuel (R$ cents)	13.45	11.29	19.2%	12.84	11.41	12.5%
Average Exchange Rate 1	3.5380	2.2745	55.5%	3.1684	2.2898	38.4%
End of period Exchange Rate1	3.9729	2.4510	62.1%	3.9729	2.4510	62.1%
WTI (avg. per barrel, US$) 2	46.5	97.3	-52.2%	51.0	99.7	-48.8%
Price per liter Fuel (R$) 3	2.13	2.45	-13.1%	2.10	2.52	-16.9%
Gulf Coast Jet Fuel Cost (average per liter, US$)2	0.38	0.74	-48.5%	0.43	0.76	-43.8%

 1. Source: Central Bank; 2. Source: Bloomberg; 3. Fuel expenses/liters consumed.

4	GOL Linhas Aéreas Inteligentes S.A.

3Q15 Earnings Release

Domestic market – GOL

      Domestic supply increased by 0.6% compared to 3Q14 and 1.6% year to date against 9M14, reflecting the lower supply from 2Q14 to 3Q14, when the Company reduced its capacity during the 2014 FIFA World Cup held in Brazil.

Domestic demand increased by 1.8% in the quarter and 3.8% in 9M15, leading the load factor to 79.3%, an increase of 1.0 p.p. compared to 3Q14, and 78.7%, an increase of 1.7 p.p. compared to 9M14.

      GOL transported 9.2 million passengers in the domestic market in the quarter and 27.7 million passengers year to date, representing a decrease of 2.2% compared to 3Q14 and an increase of 0.7% compared to 9M14.

      Even with the slowdown in the country’s economic activity, GOL remained the leader in tickets sold to corporate passengers in the Brazilian domestic market, with a share of 32.2% in the quarter and 32.3% in 9M15 - according to the Brazilian Association of Corporate Travel Agencies (Abracorp).

International market - GOL

      GOL’s international supply increased by 3.6% in the quarter and 8.4% in 9M15, compared to 2014. International demand showed an increase of 6.3% between July and September, registering a load factor of 74.4%, and, in 9M15, an increase of 9.5%, leading the international load factor to 71.9%. The Company is adjusting its international network by changing frequency in some destinations and opening other international bases in order to capture market opportunities and adapt to Brazil's current economic environment.

      During the quarter, GOL transported 562.0 thousand passengers in the international market, 1.0% higher than in 2014. For 9M15, the Company transported 1.6 million passengers, an increase of 3.8% compared to the same period in 2014.

    PRASK and Yield

      Reflecting the adverse scenario of the Brazilian economy, the yield fell by 2.6% in the quarter and 9.3% from January to September. PRASK partially benefited due to increased load factor by 1.1 p.p. in 3Q15 and 1.5 p.p. in 9M15, dropping 1.3% and 7.5%, respectively, compared to the same period 2014.

5	GOL Linhas Aéreas Inteligentes S.A.

3Q15 Earnings Release

Income statement in IFRS (R$ MM)

Income Statement (R$ MM)	3Q15	3Q14	% Var.	9M15	9M14	% Var.
Gross Revenue	2,643.1	2,607.1	1.4%	7,562.0	7,761.5	-2.6%
Passenger	2,275.9	2,282.4	-0.3%	6,524.4	6,886.8	-5.3%
Cargo and Other	367.1	324.7	13.1%	1,037.5	874.7	18.6%
Tax	(153.4)	(145.3)	5.6%	(436.0)	(425.1)	2.6%
Net operating revenues	2,489.6	2,461.7	1.1%	7,126.0	7,336.4	-2.9%
Passenger	2,183.0	2,189.3	-0.3%	6,257.2	6,605.0	-5.3%
Cargo and Other	306.7	272.3	12.6%	868.8	731.3	18.8%
Operating Costs and Expenses	(2,480.1)	(2,309.0)	7.4%	(7,211.0)	(7,000.0)	3.0%
Salaries, wages and benefits	(390.8)	(357.6)	9.3%	(1,195.6)	(1,032.0)	15.8%
Aircraft fuel	(822.7)	(931.6)	-11.7%	(2,431.0)	(2,851.0)	-14.7%
Aircraft rent	(263.9)	(201.2)	31.2%	(722.9)	(627.2)	15.3%
Sales and marketing	(175.0)	(145.4)	20.4%	(445.7)	(467.6)	-4.7%
Landing fees	(171.5)	(154.4)	11.1%	(502.4)	(448.2)	12.1%
Aircraft and traffic servicing	(261.0)	(175.7)	48.5%	(737.6)	(543.6)	35.7%
Maintenance materials and repairs	(122.4)	(110.0)	11.3%	(396.1)	(337.9)	17.2%
Depreciation and Amortization	(104.7)	(109.6)	-4.5%	(302.6)	(369.2)	-18.0%
Other	(167.9)	(123.5)	36.0%	(477.0)	(323.3)	47.6%
Equity Income	(0.7)	(0.8)	-5.3%	(3.4)	(2.2)	55.3%
Operating Result (EBIT)	8.9	152.0	-94.2%	(88.4)	334.3	NM
EBIT Margin	0.4%	6.2%	-5.8 p,p	-1.2%	4.6%	-5.8 p,p
Other Financial Income (expense)	(1,702.6)	(434.9)	291.5%	(2,552.6)	(734.4)	247.6%
Interest on loans	(226.5)	(150.1)	50.9%	(585.2)	(426.1)	37.4%
Gains from financial investments	50.3	30.2	66.6%	101.1	97.7	3.5%
Exchange and monetary variations	(1,440.6)	(270.5)	432.6%	(2,009.1)	(162.6)	1135.4%
Derivatives net results	7.0	34.4	-79.6%	68.1	(120.9)	NM
Other expenses (revenues), net	(92.8)	(78.9)	17.6%	(127.5)	(122.5)	4.1%
Income (Loss) before income taxes	(1,693.7)	(282.9)	498.6%	(2,641.1)	(400.1)	560.1%
Income Tax	(439.9)	37.8	NM	(520.1)	(86.2)	503.7%
Current income tax	(62.6)	(30.2)	107.4%	(150.8)	(104.3)	44.6%
Deferred income tax	(377.2)	68.0	NM	(369.4)	18.1	NM
Net income (loss)	(2,133.6)	(245.1)	770.4%	(3,161.2)	(486.3)	550.1%
Net Margin	-85.7%	-10.0%	-75.7 p,p	-44.4%	-6.6%	-37.7 p,p
Participation of Non-controlling shareholders	45.2	27.3	66.0%	118.1	91.5	29.0%
Participation of controlling shareholders	(2,178.8)	(272.4)	699.9%	(3,279.3)	(577.8)	467.6%
EBITDA	113.6	261.6	-56.6%	214.2	703.4	-69.5%
EBITDA Margin	4.6%	10.6%	-6.1 p,p	3.0%	9.6%	-6.6 p,p
EBITDAR	377.5	462.8	-18.4%	937.1	1,330.6	-29.6%
EBITDAR Margin	15.2%	18.8%	-3.6 p,p	13.2%	18.1%	-5.0 p,p

6	GOL Linhas Aéreas Inteligentes S.A.

3Q15 Earnings Release

EBIT, EBITDA and EBITDAR Reconciliation (R$ MM)*	3Q15	3Q14	% Var.	9M15	9M14	% Var.
Net income (loss)	(2,133.6)	(245.1)	770.4%	(3,161.2)	(486.3)	550.1%
(-) Income taxes	(439.9)	37.8	NM	(520.1)	(86.2)	503.7%
(-) Net financial result	(1,702.6)	(434.9)	291.5%	(2,552.6)	(734.4)	247.6%
EBIT	8.9	152.0	-94.2%	(88.4)	334.3	NM
(-) Depreciation and amortization	(104.7)	(109.6)	-4.5%	(302.6)	(369.2)	-18.0%
EBITDA	113.6	261.6	-56.6%	214.2	703.4	-69.5%
(-) Aircraft rent	(263.9)	(201.2)	31.2%	(722.9)	(627.2)	15.3%
EBITDAR	377.5	462.8	-18.4%	937.1	1,330.6	-29.6%

*In accordance with CVM Instruction 527, the Company presents the reconciliation of EBIT and EBITDA, whereby: EBIT = net income (loss) plus income and social contribution taxes and the net financial result; and EBITDA = net income (loss) plus income and social contribution taxes, the net financial result, and depreciation and amortization. We also show the reconciliation of EBITDAR, given its importance as a specific aviation industry indicator, whereby: EBITDAR = net income (loss) plus income and social contribution taxes, the net financial result, depreciation and amortization, and aircraft operating lease expenses.

Net revenue

Total net revenue in 3Q15 was R$2,489.6 million, an increase of 1.1%. The result was impacted by the increase in ancillary and cargo revenues.

Passenger revenue, in turn, represented 87.7% of total net revenues, and decreased by 0.3% in the quarter due to lower activity in the economy and consequent lower volume of corporate passengers. International passenger revenue reached R$346.4 million in 3Q15, equivalent to 13.9% of the Company's total revenue.

Net cargo and other revenue amounted to R$306.7 million, representing 12.3% of total revenues and up 12.6% compared to 3Q14, due to the increase in cargo revenue and revenue from ticket rebooking, refunds and cancellations, as well as from revenues generated by the “GOL+ Conforto” product.

Operating expenses

Operating costs and expenses totaled R$2,480.1 million, an increase of 7.4% compared to 3Q14, impacted by the depreciation of the Real against the Dollar. Excluding fuel expenses, expenses totaled R$1,657.4 million, representing an increase of R$280.0 million or 20.3% compared to 2014. The cost of ASK (CASK) reached R$20.13, an increase of 6.4% compared to 2014. The increased costs and expenses was mainly due to the following:

7	GOL Linhas Aéreas Inteligentes S.A.

3Q15 Earnings Release

Operating Expenses (R$ MM)	3Q15	3Q14	% Var.	9M15	9M14	% Var.
Aircraft fuel	(822.7)	(931.6)	-11.7%	(2,431.0)	(2,851.0)	-14.7%
Salaries, wages and benefits	(390.8)	(357.6)	9.3%	(1,195.6)	(1,032.0)	15.8%
Aircraft rent	(263.9)	(201.2)	31.2%	(722.9)	(627.2)	15.3%
Sales and marketing	(175.0)	(145.4)	20.4%	(445.7)	(467.6)	-4.7%
Landing fees	(171.5)	(154.4)	11.1%	(502.4)	(448.2)	12.1%
Aircraft and traffic servicing	(261.0)	(175.7)	48.5%	(737.6)	(543.6)	35.7%
Maintenance, materials and repairs	(122.4)	(110.0)	11.3%	(396.1)	(337.9)	17.2%
Depreciation and Amortization	(104.7)	(109.6)	-4.5%	(302.6)	(369.2)	-18.0%
Other operating expenses	(167.9)	(123.5)	36.0%	(477.0)	(323.3)	47.6%
Total operating expenses	(2,480.1)	(2,309.0)	7.4%	(7,211.0)	(7,000.0)	3.0%
Operating expenses ex- fuel	(1,657.4)	(1,377.4)	20.3%	(4,780.0)	(4,149.0)	15.2%

Operating Expenses per ASK (R$ cents)	3Q15	3Q14	% Var.	9M15	9M14	% Var.
Aircraft fuel	(6.68)	(7.64)	-12.6%	(6.53)	(7.84)	-16.7%
Salaries, wages and benefits	(3.17)	(2.93)	8.2%	(3.21)	(2.84)	13.1%
Aircraft rent	(2.14)	(1.65)	29.9%	(1.94)	(1.73)	12.6%
Sales and Marketing	(1.42)	(1.19)	19.2%	(1.20)	(1.29)	-6.9%
Landing Fees	(1.39)	(1,27)	10.0%	(1.35)	(1.23)	9.4%
Aircraft and Traffic Servicing	(2.12)	(1.44)	47.1%	(1.98)	(1.50)	32.5%
Maintenance, Materials and Repairs	(0.99)	(0.90)	10.2%	(1.06)	(0.93)	14.5%
Depreciation and Amortization	(0.85)	(0.90)	-5.4%	(0.81)	(1.02)	-20.0%
Other Operating Expenses	(1.36)	(1.01)	34.7%	(1.28)	(0.89)	44.1%
CASK	(20.13)	(18.92)	6.4%	(19.37)	(19.26)	0.6%
CASK Excluding Fuel Expenses	(13.45)	(11.29)	19.2%	(12.84)	(11.41)	12.5%

Aircraft fuels per ASK reached R$6.68, a decrease of 12.6% compared to 2014 or R$108.9 million, mainly due to lower average per-liter fuel price in Reais, which was partially benefited from the 48.5% fall in international prices in the quarter against the same period in 2014, but also was impacted by the depreciation of the Real against the Dollar by 55.5%.

Salaries, wages and benefits per ASK reached R$3.17, up 8.2% compared to 2014 or R$33.2 million due to (i) R$15.3 million - an increase of approximately 7% in employees’ wages annual adjustment; (ii) R$8.0 million - higher variable crew compensation by increasing flight hours; and (iii) R$1.2 million related to the internalization of employees in the areas of technology and cargo.

Aircraft leasing per ASK totaled R$2.14, a 29.9% increase or R$62.8 million compared to 2014, mainly due to renegotiations of lease contracts that took place at the end of 2014, but it was partially impacted by the depreciation of the Real against the Dollar by 55.5%.

8	GOL Linhas Aéreas Inteligentes S.A.

3Q15 Earnings Release

Sales and marketing per ASK registered R$1.42, up 19.2% or R$29.7 million compared to 2Q14, mainly due to (i) higher commission to travel agencies and credit card companies of R$21.4 million, (ii) R$20.3 million in advertising and marketing and (ii) losses for doubtful accounts of R$4.3 million. The increase was partially offset by the R$20.7 million fall in losses from direct sales channel.

Landing fees per ASK totaled R$1.39, a 10.0% increase year-over-year, or R$17.1 million, due to the new calculation methodology for Infraero airport fees, such as R$8.5 million in landing fee and R$8.5 million in navigation support.

      Aircraft and Traffic Servicing by ASK totaled R$2.12 in the period, up 47.1% or R$85.3 million, mainly due to (i) R$19.2 million with IT services in the domestic and international bases and (ii) increase in the number of tickets purchased through peer airlines that will be reversed in future revenue of approximately R$36.9 million.

      Maintenance materials and repairs per ASK registered R$0.99, up 10.2% or R$12.4 million compared to 2014 due to the aircraft maintenance calendar with fewer number of engines,  however impacted by the depreciation of the Real against the Dollar by 55.5%.

      Depreciation and amortization per ASK reached R$0.85, a decrease of 5.4% or R$4.9 million year-over-year, due to the lower number of engines capitalized in the period in line with the Company’s maintenance calendar, as well as the end of the depreciation period of some engines in 2014.

     Other expenses per ASK reached R$1.36, 34.7% or R$44.4 million more than in 2014, mainly due to: (i) R$6.2 million in increased expenses with the on-board service; (ii) R$8.4 million less calculated tax credit; and (iii) R$10.9 million in civil and labor convictions.

Operating result

Operating profit (EBIT) in 3Q15 was R$8.9 million, with a positive operating margin of 0.4%, reflecting the adverse scenario of the Brazilian economy. In the same period of 2014, GOL posted positive operating income of R$152.0 million with a margin of 6.2%.

Net financial result

In 3Q15, GOL recorded a negative net financial result of R$1,702.6 million, versus an expense of R$434.9 million in 3Q14. The increase is mainly due to the net foreign exchange variation of R$1,440.6 million due to the devaluation of the Real against the Dollar by 28.1% compared the end of 2Q15, although this exchange rate had no immediate cash effect.

|   Interest expense recorded R$226.5 million in the quarter, an increase of R$76.4 million or 50.9% from the same period last year, which totaled R$150.1 million. This increase was caused by (i) the depreciation of the Real against the Dollar by 55.5%, (ii) the DI rate, which is reference for most liabilities in Reais, higher by 30.7%, and (iii) the temporary mismatch due to anticipated interest for the total redemption of the 4th and 5th debenture issuance and the issuance of the 6th series of Debentures.

9	GOL Linhas Aéreas Inteligentes S.A.

3Q15 Earnings Release

|   Net exchange variation totaled a negative R$1,440.6 million in 3Q15, compared to a negative R$270.5 million in the same period the previous year. The result is due to the exchange rate depreciation of 28.1% of the Real against the Dollar in the quarter compared to 2Q15, impacting the Company's balance sheet accounts, although it had no immediate cash effect.

|   Interest income totaled R$50.3 million in the quarter, an increase of R$20.1 million, or 66% higher, compared to 3Q14, which totaled R$30.2 million. The variation is explained by higher cash level at 13.1% in the quarter compared to the same period last year and the DI rate which was higher at 30.7%.

|   Other financial expenses totaled R$92.8 million in 3Q15, an increase of 17.6% compared to the same period last year, which recorded R$78.9 million. The variation is explained by the increase in bank fees between periods due to new funding.

Hedge result

The Company makes use of hedge accounting to recognize some of its derivative instruments. In 3Q15, GOL recorded a book gain of R$3.7 million from hedge operations.

Results (R$ million) 3Q15	Fuel	Foreign Exchange	Interest	Total
Subtotal - Designated for Hedge Accounting	-18.7	0	-23.8	-42.5
Subtotal – Not Designated for Hedge Accounting	0	46.1	0	46.1
Total	-18.7	46.1	-23.8	3.7
OCI (net of taxes, on 09/30/2015)*	-6.4	0	-203.2	-209.6

*OCI (Other Comprehensive Income) or Statement of Comprehensive Income is a transitional account where positive and negative fair value adjustments of future operations are booked, designated as effective for hedging cash flow. The purpose is to state income as close to the Company’s reality as possible. As the results from operations occur in their respective accrual periods, they are incorporated into the Company's income. GOL records the fair value of hedges due in future periods whose aim is to protect cash flow.

Results (R$ million) 3Q15	Fuel	Foreign Exchange	Interest	Total
Financial Result	-18.7	46.1	-20.5	7.0
Operating Result	0	0	-3.3	-3.4
Total	-18.7	46.1	-23.8	3.7

|   Fuel: fuel hedge operations are made through contracts of crude oil derivatives and its derivatives (WTI, Brent and Heating Oil) and represented losses of R$18.7 million in 3Q15. During the quarter, the Company not acquired a fuel protect position through derivative financial instruments, and at the end of September 2015, 8,6% of its exposure in the next 3 months and 4,4% in the next 6 months were protected by derivatives. The Company also hires fuel with the distributor, at prices (ex-refinery) predetermined for future delivery. Combining the fixed price positions and derivatives, the Company had, in September 2015, a total of 27,9% of its exposure for the next 3 months protected, and 18,9% for the next 6 months.

|   Interest: swap transactions to protect the cash flow from future aircraft leasing deliveries against an increase in Libor interest rates generated total losses of R$23.8 million in 3Q15. The Company increased its nominal hedge position from US$530.7 million in 2Q15 to US$546.2 million at the end of September 2015.

10	GOL Linhas Aéreas Inteligentes S.A.

3Q15 Earnings Release

|   Foreign exchange: foreign exchange hedge transactions through derivative financial instruments in the form of NDFs (non-deliverable forwards) generated gain of R$46.1 million in 3Q15 and are used to protect the Company's cash flow. GOL's foreign exchange exposure is hedged through derivatives instruments by 3,1% in the next 3 months exposure and 1,5% in the next 6 months. The Company also maintains part of its cash position in Dollars as a natural hedge instrument against its foreign exchange exposure. In 3Q15, this portion protected 53,0% of exposure in the next 3 months and 26,4% in the next 6 months. Adding the cash and derivative instruments, 56,1% of foreign exchange exposure in the next 3 months and 28,0% in the next 6 months was protected.

Income taxes

3Q15 income taxes was a negative R$439.9 million, R$477.7 million higher than the positive R$37.8 million registered in 3Q14. The result was mainly impacted by a deferred income tax adjustment of tax credits from tax losses and a negative base of social contribution, which were recorded based on the expectation the generation of future taxable income of the Company and its subsidiaries, subject to the legal limitations.

Net result

GOL recorded a net loss of R$2,133.6 million in 3Q15, with a negative net margin of 85.7%. This result mainly reflects the exchange variation of 28.1% over the Company's financial liabilities in dollar.

Balance sheet: Liquidity and indebtedness

      On September 30, 2015, the Company posted total cash, including financial investments and restricted cash, of R$3,073.3 million, equivalent to 31.2% of net revenue in the last twelve months, maintaining GOL’s position as being among the most liquid companies in the industry. Short-term receivables totaled R$478.8 million, consisting mostly of ticket sales via credit card and accounts receivable from travel agencies and cargo transportation.

      The Venezuelan cash position amounted to R$433.5 million as at September 30, 2015, an increase of R$82.4 million compared to the end of 2Q15, when it was R$351.1 million. This increase is primarily due to the appreciation of the Venezuelan Bolívar against the Dollar. GOL is in constant discussions with the Venezuelan authorities regarding the repatriation of the remaining funds. This amount is subject to future oscillations given uncertainties in the Venezuelan economy.

11	GOL Linhas Aéreas Inteligentes S.A.

3Q15 Earnings Release

Indebtedness (R$ MM)	3Q15	3Q14	% Var.	2Q15	% Var.
Loans and Financings	6,354.1	3,963.0	60.3%	4,426.8	43.5%
Aircraft Financing	3,135.0	2,106.5	48.8%	2,421.4	29.5%
Total of Loans and Financings	9,489.1	6,069.5	56.3%	6,848.1	38.6%
Short-Term Debt	1,347.0	1,229.1	9.6%	1,159.8	16.1%
Debt in US$	272.2	196.6	38.5%	252.8	7.7%
Debt in BRL	265.5	747.3	-64.5%	375.3	-29.3%
Long-Term Debt	8,142.2	4,840.4	68.2%	5,688.3	43.1%
Debt in US$	1,800.0	1,579.1	14.0%	1,503.8	19.7%
Debt in BRL	990.8	970.0	2.1%	1,022.8	-3.1%
Gross Debt excluding Perpetual and Interest	8,698.1	5,576.8	56.0%	6,206.4	40.1%
Perpetual Notes	711.1	438.7	62.1%	555.4	28.1%
Accumulated Interest	79.8	54.0	48.0%	86.4	-7.5%
Operating Payable Leases (off-balance)	7,568.5	4,870.0	55.4%	4,990.2	51.7%
Total Loans and Financing	17,057.7	10,939.5	55.9%	11,838.3	44.1%
Liquidity (R$ MM)	3Q15	3Q14	% Var.	2Q15	% Var.
Total Cash (cash and cash equivalents, short-term financial investments and restricted cash)	3,073.3	2,716.5	13.1%	2,055.1	49.5%
Short-Term Receivables	478.8	532.3	-10.0%	450.7	6.2%
Total Liquidity	3,552.1	3,248.8	9.3%	2,505.8	41.8%
Indebtedness and Liquidity (R$ MM)	3Q15	3Q14	% Var.	2Q15	% Var.
Cash and Equivalents as % of LTM Net Revenues	31.2%	27.0%	4.2 p.p	20.9%	1.5 p.p
Gross Debt (R$ MM)	9,489.1	6,069.5	56.3%	6,848.1	38.6%
Net Debt (R$ MM)	6,415.9	3,353.0	91.3%	4,793.1	33.9%
LTM Aircraft Rent x 7 years	6,582.3	5,850.3	12.5%	6,143.0	7.2%
% of debt in foreign currency	86.8%	71.7%	15.1 p.p	79.6%	7.2 p.p
% of debt in Short-Term	14.2%	20.3%	-6.1 p.p	16.9%	-2.7 p.p
% of debt in Long-Term	85.8%	79.7%	6.1 p.p	83.1%	2.7 p.p
Gross Adjusted Debt[2] (R$ MM)	16,071	11,920	34.8%	12,991	23.7%
Net Adjusted Debt[2] (R$ MM)	12,998	9,203	41.2%	10,936	18.9%
Adjusted Gross Debt2 / EBITDAR LTM	11.3 x	6.3 x	5.0 x	8.6 x	2.7 x
Adjusted Net Debt2 / EBITDAR LTM	9.2 x	4.9 x	4.3 x	7.3 x	1.9 x
Net Financial Commitments1 / EBITDAR LTM	9.9 x	4.4 x	5.5 x	6.5 x	3.4 x

                               1 - Financial commitments (gross debt + operational leasing contracts) less Cash  /  2 - Debt + LTM operational leasing expenses x 7

Loans and financing

        The Company has been implementing an active liability management strategy to manage its debt in order to comply with its declared objective of avoiding large amortizations over a 2 year period.

      During 3Q15, the Company’s total loans and financings recorded R$9,489.1 million (including financial leases), an increase of 38.6% compared to 2Q15 mainly due to the devaluation of the Real against the Dollar by 28.1% in the period and funding issuances raised in the quarter.

      The Company amortized R$1,335.6 million in debt in the quarter, of which R$1,224.7 million was from financial debt amortization (R$1,100.0 million allocated to the anticipated total redemption of the 4th and 5th issuance of debentures and R$111.0 million from finance lease obligations). Funding issuances

12	GOL Linhas Aéreas Inteligentes S.A.

3Q15 Earnings Release

totaled R$2,270.1 millionin the quarter, of which R$1,440.0 million is related to a long-term loan issued with third parties, R$1,050.0 million in the issuance of the 6th series of debentures (with resources being used exclusively for the anticipated total redemption of the 4th and the 5th issuances) and the remaining amount in a Finimp (Import Financing) raised in the quarter.

The adjusted gross debt/EBITDAR (LTM) ratio reached 11.3x in 3Q15, versus 8.6x in 2Q15. This indicator was impacted by the depreciation of the Real against to the Dollar in the period. The adjusted net debt/EBITDAR (LTM) ratio reached 9.2x in 3Q15, versus 7.3x in 2Q15.

The average maturity of the Company's long-term debt in 3Q15, excluding aircraft financial leasing and non-maturing debt, was 4.14 years, compared to 3.71 years in 2Q15, with an average rate of 18.27% for local-currency debt, versus 17.11% in 2Q15, and 7.38% for Dollar-dominated debt, versus 7.67% in 2Q15.

Operational fleet and fleet plan

Fleet plan	2015	2016	2017	>2017	Total
Fleet (End of Period)	140	139	142
Aircraft Commitments (R$ million)*	666.0	2,071.7	3,190.0	51,751.8	57,679.4
Pre-Delivery Payments (R$ million)	162.9	230.7	400.7	6,851.6	7,645.8

                   *Considers aircraft list price

Frota final de período	3Q15	3Q14	Var.	2Q15	Var.
Boeing 737-NG Family	144	142	+2	142	+2
737-800 NG	107	107	-	106	+1
737-700 NG	37	35	+2	36	+1
737-300 Classic*	-	3	-3	-	-
767-300/200*	-	1	-1	-	-
Opening for rent Type	3Q15	3Q14	Var.	2Q15	Var.
Financial Leasing (737-NG and 767)	46	46	-	45	+1
Operating Leasing	98	97	+1	97	+1

                   *Non-operational

13	GOL Linhas Aéreas Inteligentes S.A.

3Q15 Earnings Release

At the end of 3Q15, out of a total of 144 Boeing 737-NG aircraft, GOL was operating 136 aircraft on its routes. Of the 8 remaining aircraft, 1 was in the process of being returned to its lessor and 7 were sent via sub-leasing to a European airline.

GOL has 98 aircraft under operating leases and 46 under financial leases, 40 of which with a purchase option when their leasing contracts expire.

The average age of the fleet was 7.6 years at the end of 3Q15. In order to maintain this indicator at low levels, the Company has 126 firm aircraft acquisition orders with Boeing for fleet renewal by 2027.

Capex

GOL posted a net investment of R$675.9 millionin 9M15, considering the return of the pre-delivery deposits returns when the aircraft is delivered. For more details on changes in property, plant and equipment, see Note 16 of the financial statements.

2015 Guidance

2015 Financial Guidance	From		To		9M15 Results
Annual Change in Domestic Supply (ASK)	0	-1%	0	-1%	+1.6%
Average Exchange Rate (R$ /US$)	3.15	2.95	3.40	3.30	3.17
Jet Fuel Price	2.20	2.10	2.25	2.15	2.10
Operating Margin (EBIT)	2%	5%	-2%	0%	-1.2%

These guidance revisions reflects the high foreign exchange volatility, the decline in international oil prices, and the current economic scenario which, altogether, impacted GOL’s costs and expenses and revenue from passenger transport, whose leisure and business traveler mix changed.

The maintenance of the 2015 domestic supply forecast, from zero to -1%, will reduce capacity by 5% to 7% in 4Q15, given the indicator’s increase by 1.6% until September.

Due to the impact of an adverse macroeconomic scenario, GOL may revise its guidance to incorporate any developments in its operating and financial performance, as well as any changes in interest, FX, GDP and WTI and Brent oil price trends.

14	GOL Linhas Aéreas Inteligentes S.A.

3Q15 Earnings Release

          Highlights of the subsidiary Smiles’ results in 3Q15

 Net income grew 65.3% compared to 3Q14, reaching R$98.6 mi;

Number of accrued ex-Gol milesincreased by 24.4% over 3Q14;

Miles redeemed increase by 8.9% em compared to 3Q14;

Net revenue grew 55.9% compared to 3Q14, reaching R$349.1 mi;

Smiles & Moneyrevenue of R$102.2 mi, 62,8% higher than in 3Q14;

   New partnership with Royal Caribbean and international redemption transaction with Korean;

   Confirmed the entry of Smiles (SMLE3) in the IBrX-50 index (September 2015).

Smiles S.A. registered net income of R$98.6 million, 65.3% higher than in 3Q14, mainly driven by the 79.7% growth in its operating income and the evolution of financial results due to the end of the amortization of debentures. This result reflects the annual growth of 24.4% in the number of accrued ex-Gol miles compared to 3Q14 and 62.8% in the Smiles & Money revenue, representing consistent gain in market share. For further information, please visit http://www.smiles.com.br/ri.

15	GOL Linhas Aéreas Inteligentes S.A.

3Q15 Earnings Release

Balance sheet

Balance Sheet (R$ `000)	3Q15	2Q15	4Q14
Assets	11,124,074	9,860,095	9,976,647
Current Assets	3,591,689	2,647,194	2,986,198
Cash and cash equivalents	2,452,895	1,622,917	1,898,773
Financial assets	192,941	93,743	296,824
Restricted cash	7	61,786	58,310
Trade and other receivables	478,789	450,738	352,284
Inventories	180,768	168,525	138,682
Recoverable income taxes	93,594	101,647	81,245
Prepaid expenses	113,247	89,818	99,556
Hedge Transactions	38,702	4,090	18,846
Other current assets	40,744	53,930	41,678
Non-Current Assets	7,532,385	7,212,901	6,990,449
Deposits	959,124	817,396	793,508
Restricted cash	427,452	276,640	273,240
Prepaid expenses	12,064	14,107	18,247
Recoverable income taxes	73,073	74,341	70,334
Deferred income taxes	154,278	496,377	486,975
Other non-current assets	44,899	35,234	23,442
Investments	18,996	19,718	8,483
Property and equipment, net	4,136,841	3,773,103	3,602,034
Intangible Assets	1,705,658	1,705,985	1,714,186
Liabilities and Shareholders` Equity	11,124,074	9,860,095	9,976,647
Liabilities	14,312,462	11,305,159	10,309,621
Current Liabilities	4,970,306	4,499,363	4,212,646
Short-term borrowings	1,346,984	1,159,805	1,110,734
Accounts payable	681,967	715,634	686,151
Salaries, wages and benefits	289,726	276,427	255,440
Fiscal obligation	107,585	67,866	100,094
Sales tax and landing fees	335,180	328,049	315,148
Advance ticket sales	1,286,418	1,082,397	1,101,611
Smiles deferred revenue	235,122	242,071	220,212
Advance from customers	60,270	74,769	3,196
Provisions	316,414	227,714	207,094
Obligation of derivatives transactions	181,660	75,395	85,366
Other obligations	128,980	249,237	127,600
Non-Current Liabilities	9,342,156	6,805,796	6,096,975
Long-term debt	8,142,163	5,688,336	5,124,505
Provisions	390,442	341,477	278,566
Smiles deferred revenue	708,246	669,362	559,506
Current income taxes payables	38,452	37,567	34,807
Other non-current liabilities	62,852	69,054	99,591
Shareholder's Equity	-3,188,388	-1,445,064	-332,974
Capital Stock	3,080,110	2,618,837	2,618,748
Issued share capital	-157,803	-150,214	-150,214
Shares to be issued	-	-	51
Capital reserve	791,784	792,646	103,366
Stock based compensation	97,686	94,016	93,763
Treasury shares	-23,056	-24,784	-31,357
Liability valuation adjustment	-209,594	-141,424	-138,713
Capital gain	-	-	687,163
Accumulated losses	-6,980,474	-4,801,662	-3,701,194
Non-controllers shareholders' interest	212,960	167,522	185,413
Total Liabilities and Shareholders’ Equity	11,124,074	9,860,095	9,976,647

16	GOL Linhas Aéreas Inteligentes S.A.

3Q15 Earnings Release

Cash flow

Consolidated Cash Flow (R$ '000)	9M15	9M14
Net Loss for the Period	-3,161,206	-486,254
Adjustments to Reconcile net Loss to net Cash Provided by Operating Activities
Depreciation and Amortization	302,645	369,183
Allowance for Doubtful Accounts	28,266	12,544
Provision for Judicial Deposits	33,314	7,718
Reversion (Provision) for Inventory Obsolescence	-488	25
Deferred Taxes	369,368	-18,103
Equity in Subsidiaries	3,369	2,170
Share-based Payments	10,910	7,109
Exchange and Monetary Variations, net	1,899,528	362,982
Interests on Loan and Leasing	448,839	253,192
Unrealized Hedge Result	11,230	15,901
Result share plan provision	6,787	47,427
Write-off Property, Plant and Equipment and Intangible Assets	4,889	39
Net income adjusted	-42,549	573,933
Accounts Receivable	-154,771	-220,000
Financial Applications Used for Trading	223,697	718,547
Inventories	-41,598	-19,480
Deposits	80,931	-39,529
Prepaid Expenses, Insurance and Recoverable Taxes	-27,665	-8,043
Recoverable Taxes	-15,088	-
Others Assets	-5,922	-5,224
Suppliers	-17,486	-47,842
Advance Ticket Sales	184,807	52,316
Advances from Customers	57,074	-149,586
Salaries, Wages and Benefits	27,499	15,516
Mileage program	163,650	72,830
Sales Tax and Landing Fees	20,032	62,898
Tax Obligation	174,090	73,045
Insurance	1,704	-
Obligations from Derivative Transactions	-42,190	-32,047
Provisions	-17,284	-116,557
Others Liabilities	-14,149	136,161
Interest Paid	-479,168	-293,603
Income Tax Paid	-163,108	-90,924
Net Cash Provided by Operating Activities	-87,494	682,411
Investment acquisition	-	-18,750
Restricted Cash	-95,909	-82,734
Dividends received by subsidiary	1,302	-
Aplicações financeiras da subsidiária Smiles	-119,814	-
Investment sale	-	65,703
Property, Plant and Equipment	-187,174	92,898
Advances for Property, Plant and Equipment Acquisition	-340,695	-166,243
Intangible Assets	-25,831	-24,954
Net Cash Provides (Used in) Investing Activities	-768,121	-134,080
Loan Funding	2,567,820	1,735,418
Loan Payment	-1,576,845	-1,274,545
Financial Leases Payment	-295,284	-194,052
Shares to be issued	-51	88
Capital increase in subsidiary	465,099	119,141
Cost of share issue	-7,589	-4,935
Dividends paid	-96,127	-67,409
Net Cash Generated by (Used In) Financing Activities	1,057,023	-142,438
Exchange Variation on Cash and Cash Equivalents	352,714	-99,263
Net Increase in Cash and Cash Equivalents	554,122	306,630
Cash and Cash Equivalents at Beginning of the Period	1,898,773	1,635,647
Cash and Cash Equivalents at End of the Period	2,452,895	1,942,277

17	GOL Linhas Aéreas Inteligentes S.A.

3Q15 Earnings Release

Glossary of industry terms

|        AIRCRAFT LEASING: an agreement through which a company (the lessor), acquires a resource chosen by its client (the lessee) for subsequent rental to the latter for a determined period.

|        AIRCRAFT UTILIZATION: the average number of hours operated per day by the aircraft.

|        AVAILABLE SEAT KILOMETERS (ASK): the aircraft seating capacity multiplied by the number of kilometers flown.

|        AVERAGE STAGE LENGTH: the average number of kilometers flown per flight.

|        BLOCK HOURS: refers to the time an aircraft is in flight plus taxiing time.

|        BREAKEVEN LOAD FACTOR: the passenger load factor that will result in passenger revenues being equal to operating expenses.

|        BRENT: refers to oil produced in the North Sea, traded on the London Stock Exchange and used as a reference in the European and Asian derivatives markets.

|        CHARTER: a flight operated by an airline outside its normal or regular operations.

|        EBITDAR: earnings before interest, taxes, depreciation, amortization and rent. Airlines normally present EBITDAR, since aircraft leasing represents a significant operating expense for their business.

|        LESSOR: the party renting a property or other asset to another party, the lessee.

|        LOAD FACTOR: the percentage of aircraft seating capacity that is actually utilized (calculated by dividing RPK by ASK).

|        LONG-HAUL FLIGHTS: long-distance flights (in GOL’s case, flights of more than four hours’ duration).

|        OPERATING COST PER AVAILABLE SEAT KILOMETER (CASK):operating expenses divided by the total number of available seat kilometers.

|        OPERATING COST PER AVAILABLE SEAT KILOMETER EX-FUEL (CASK EX-FUEL):operating cost divided by the total number of available seat kilometers excluding fuel expenses.

|        OPERATING REVENUE PER AVAILABLE SEAT KILOMETER (RASK): total operating revenue divided by the total number of available seat kilometers.

|        PASSENGER REVENUE PER AVAILABLE SEAT KILOMETER (PRASK):total passenger revenue divided by the total number of available seat kilometers.

|        REVENUE PASSENGERS: the total number of passengers on board who have paid more than 25% of the full flight fare.

|        REVENUE PASSENGER KILOMETERS (RPK): the sum of the products of the number of paying passengers on a given flight and the length of the flight.

|        SALE-LEASEBACK: a financial transaction whereby a resource is sold and then leased back for a long period, enabling use of the resource without owning it.

|        SLOT: the right of an aircraft to take off or land at a given airport for a determined period of time.

|        SUB-LEASE: an arrangement whereby a lessor in a rent agreement leases the item rented to a third party.

|        TOTAL CASH:the sum of cash, financial investments and short and long-term restricted cash.

|        WTI Barrel: stands for West Texas Intermediate – the West Texas region, where U.S. oil exploration is concentrated. Serves as a reference for the U.S. petroleum byproduct markets.

|        YieldpEr PASSENGER KILOMETER:the average value paid by a passenger to fly one kilometer.

Investor Relations

ri@golnaweb.com.br

www.voegol.com.br/ri

+55(11)2128-4700

18	GOL Linhas Aéreas Inteligentes S.A.

3Q15 Earnings Release

About GOL Linhas Aéreas Inteligentes S.A.

GOL Linhas Aéreas Inteligentes, the largest low-cost and best-fare airline in Latin America, offers around 900 daily flights to 73 destinations, 17 international, in South America, the Caribbean and the United States, using a young, modern fleet of Boeing 737-700 and 737-800 Next Generation aircraft, the safest, most efficient and most economical of their type. The SMILES loyalty program allows members to accumulate miles and redeem tickets to more than 700 locations around the world via flights with foreign partner airlines. The Company also operates Gollog, a logistics service which retrieves and delivers cargo and packages to and from more than 3,500 cities in Brazil and 11 abroad. With its portfolio of innovative products and services, GOL Linhas Aéreas Inteligentes offers the best cost-benefit ratio in the market.

Disclaimer

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management Such forward-looking statements depend, substantially, on external factors, in addition to the risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

19	GOL Linhas Aéreas Inteligentes S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2015

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.